UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan:

ExxonMobil Fuels Marketing Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

ExxonMobil Fuels Marketing Savings Plan

INDEX

Page
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	3
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2006	4
Notes to Financial Statements	5-7

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2006	8

Report of Independent Registered Public Accounting Firm	9

Signature	10

Exhibit Index	11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12

ExxonMobil Fuels Marketing Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
Assets
Investments, at fair value (see note 3)	$ 30,640,862	$ 26,668,351
Participant contributions receivable	77,871	117,106
Employer contributions receivable	126,253	124,055
Accrued income	47,648	34,866

Total assets	30,892,634	26,944,378

Payables and accrued liabilities	158,110	12,863

Net assets available for benefits	$ 30,734,524	$ 26,931,515

The accompanying notes are an integral part of these financial statements.

ExxonMobil Fuels Marketing Savings Plan

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

Contributions
Participant	$ 2,663,589
Employer	1,587,518
Total contributions	4,251,107

Investment income
Interest	570,365
Net appreciation
in fair value of investments (see note 3)	2,373,541
Net investment income	2,943,906

Deductions
Benefit payments	(2,972,974)
Expenses	(156,852)
Plan transfer	(262,178)
Total deductions	(3,392,004)

Net increase	3,803,009

Net assets available for benefits
Beginning of year	26,931,515

End of year	$ 30,734,524

The accompanying notes are an integral part of these financial statements.

ExxonMobil Fuels Marketing Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description provides general information for the ExxonMobil Fuels Marketing Savings Plan (the Plan).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  The Plan is a defined contribution plan established to provide retirement benefits for certain qualified employees of ExxonMobil Fuels Marketing Company, a division of Exxon Mobil Corporation (the Company), employed in its company-operated retail store operations and for certain qualified employees at the Olathe, Kansas grease plant.

Contributions

Contributions to the Plan are made by both the participant and the Company.  Participants may contribute any whole percentage, up to 20% of their eligible pay.  Participants may also make a rollover contribution from other qualified plans or rollover IRA.  Generally, for eligible participants not covered by a collective bargaining agreement, the Company provides a 100% match for each pretax dollar contributed up to the first 4.5% of eligible pay.  For eligible participants covered by a collective bargaining agreement, the Company provided a 100% match for each pretax dollar contributed up to 4% of eligible pay through March 31, 2006.  Effective April 1, 2006, the match for these employees increased to 6% of eligible pay.  Employees who are at least age 50 at the end of the Plan year may elect to make additional pretax contributions up to limits defined in the Plan.

Vesting

Participants are immediately vested in their contributions and earnings.  Company contributions and earnings vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Plan transfer

During 2006, certain employees became eligible to enroll in the ExxonMobil Savings Plan.  Some of these employees transferred their accounts from the ExxonMobil Fuels Marketing Savings Plan.  The aggregate amount transferred totaled $262,178.

Forfeitures

During 2006, $17,272 were forfeited by terminating employees and used to offset employer contributions.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan document.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis. Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investment income is recorded when earned.  Investments are stated at fair value based upon market quotations.  Interest earned on money market deposits and the change in the value of the investments are allocated daily to the individual employee accounts on the basis of the participant's account balance.  Investments are subject to normal risks associated with international and domestic debt and equity markets.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.  Purchases and sales of securities are recorded on the trade date.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Expenses

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.  Investment management fees are netted against investment income.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

	December 31,
	2006	2005

State Street Short Term Investment Fund	$ 10,414,513	$ 9,691,021
Northern Trust S&P 500 Stock Fund	5,600,992	4,760,668
Northern Trust Small Cap Stock Fund	2,775,322	2,373,590
Northern Trust Bond Fund	2,257,286	2,140,957
Northern Trust Balanced Fund	5,975,660	5,050,266
Participant Loans	1,717,715	1,552,177

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,373,541 as follows:

S&P 500 Fund	$ 764,507
Bond Fund	93,215
International Fund	355,484
Small Cap - Extended Market Fund	359,188
Balanced Fund	801,147

$ 2,373,541

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of a fund managed by State Street Global Advisors, a division of State Street Bank and Trust Company which is the trustee of the Plan.  Purchases and sales of these investments qualify as party-in-interest transactions.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrators by letter dated October 17, 2002 that the Plan is qualified and the trust is exempt under the appropriate sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

ExxonMobil Fuels Marketing Savings Plan

Schedule H Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Identity of Issue	Description of Investment	Current Value

*	State Street	Money Market Fund	$ 10,414,513
*	Northern Trust	Bond Fund	2,257,286
*	Northern Trust	Small Cap Fund	2,775,322
*	Northern Trust	International Stock Fund	1,899,374
*	Northern Trust	S&P 500 Stock Fund	5,600,992
*	Northern Trust	Balanced Fund	5,975,660
*	Participant loans	maturities ranging from 5 months to 180 months interest rates ranging from 4.00% to 9.50%	1,717,715

	Total		$ 30,640,862

* indicates a party-in-interest to the Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Fuels Marketing Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Fuels Marketing Savings Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 11, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Fuels Marketing Savings Plan

(Name of Plan)

/s/ David Levy

David Levy

Administrator-Accounting

Dated:  June 11, 2007

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 11, 2007